Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter & Co, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: April 25, 2022

Registration Statement File Number: 333-260701

Announcement Regarding the Corporate Reorganization

On April 25, 2022, Banco Inter S.A., a Brazilian corporation (“Inter”), made available on its website a document with information about the transaction to transfer the shareholder base of Inter to Inter & Co, Inc. (“Inter & Co”)(the “Corporate Reorganization”). The registration statement with respect to the transaction described has been file with the SEC with the file number 333-260701.

Free translations into English of the material fact (Exhibit I hereto) are attached to this document.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Inter & Co may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information

In connection with the Corporate Reorganization, Inter & Co has filed with the SEC a registration statement for the Inter & Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

Forward-Looking Statements

Statements contained in this communication (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter & Co and Inter; convictions related to value creation as a result of the proposed transaction involving Inter & Co and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter & Co and Inter. In some cases, terms such as estimate, project, anticipate, plan, believe, may, expectation, anticipate, intend, planned, potential, could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter & Co’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

EXHIBIT I

Frequently Asked Questions Corporate Reorganization We recommend that all shareholders read the Reference Form, the Material Facts and other documents relating to the Corporate Reorganization in order to have access to complete information. Quick access About the Corporate Reorganization .................................................................................... 3 What is the purpose of the Corporate Reorganization? ..................................................... 3 What will the corporate structure be after the operation is completed? ........................... 3 What is the difference between Banco Inter and Inter&Co? .............................................. 4 What will the governance structure of Inter&Co be? ........................................................ 4 What is the difference between this proposed Corporate Reorganization and the one proposed in November 2021? .......................................................................................... 4 Why will Class B shares be created? It will give the controller the right to 10 votes per Class B share? .................................................................................................................. 4 After the approval of the Corporate Reorganization, what are my options as a minority shareholder? ................................................................................................................... 4 When should I decide on a BDR Option or Cash-out Option? ............................................. 5 After the Reorganization is completed, can I convert my BDRs into Class A Shares? ........... 5 What is an Eligible Shareholder to receive Cash-out? How do I check if I am an Eligible Shareholder? ................................................................................................................... 5 I am an Eligible Shareholder, how can I choose the Cash-Out Option? ............................... 6 What happens if I miss the deadline for choosing between BDRs and Cash-out or if I am not an Eligible Shareholder? ............................................................................................ 6 What is the exchange ratio to Inter&Co shares for shareholders who opt for the BDR Option? How much will each shareholder receive if they opt for the Cash-Out? ................ 6 I don't have 6 or more shares or a position that corresponds to a multiple of 6 shares. What will happen? .......................................................................................................... 6 After the EGM is held, will the Corporate Reorganization be completed? .......................... 7 What communication channels are available to shareholders for questions about the operation? ...................................................................................................................... 7 After the Corporate Reorganization, how will Inter&Co's shareholders be serviced? ......... 7 Until when can I sell my Banco Inter shares at B3 so I don't have to choose between Cash- Out or BDRs? ................................................................................................................... 7 Can I trade my Banco Inter Shares after the Cash-Out choice period? ................................ 8 Can I opt for the Right of Withdraw? ................................................................................ 8 BDR Option ......................................................................................................................... 8

What are BDRs? ............................................................................................................... 8 I prefer the BDR option, what do I need to do? ................................................................. 8 I chose BDRs and changed my mind. What should I do? .................................................... 8 How does BDR trading work? ........................................................................................... 8 Do BDRs pay dividends? ................................................................................................... 9 What are my rights as a BDR holder? ............................................................................... 9 Do I need to declare capital gains after replacing my shares with BDRs? ........................... 9 By choosing BDRs, what will happen to my current stocks? .............................................. 9 Can I have BDRs and Class A Shares at the same time? ..................................................... 9 Can I cancel my BDRs to transform them into Class A Shares? ........................................... 9 Cash-out Option ................................................................................................................ 10 I prefer the Cash-out option, what do I need to do? ........................................................ 10 What happens to my Banco Inter shares and units if I opt for Cash-Out? ......................... 10 Will there be a Cap for the Cash-Out payment to shareholders? ..................................... 10 If the Cash-out limit of R$1.13 billion is exceeded, what happens? .................................. 10 If I choose the Cash-Out option, will I receive the total requested? ................................. 10 I chose Cash-Out and changed my mind. What to do? ..................................................... 10 When and where will I receive the Cash-Out? ................................................................. 11 If I choose Cash-out, will there be any taxation on capital gains? .................................... 11 Class A Shares traded directly on American stock exchange ................................................ 11 Can I migrate directly to Class A Shares without going through BDRs? ............................. 11 How can I buy Class A Shares? ........................................................................................ 11 Will there be Income Tax incidence on the cancellation of BDRs to receive Class A Shares by the individual shareholder residing in Brazil? ............................................................. 11 What is the deadline for converting BDRs into Class A Shares and vice-versa? ................. 11 If I choose the Cash-Out, can I continue trading my stocks normally? .............................. 12 Questions about the Extraordinary General Meeting .......................................................... 12 What will be the date of the New Reorganization EGM? ................................................. 12 Who can vote in the EGM? ............................................................................................. 12 How can I participate? ................................................................................................... 12 What do I need to do to participate in the EGM? ............................................................ 12 I tried to register but I didn't receive the individual invitation. What do I need to do? ..... 13 What happens if I don't participate in the EGM?............................................................. 13 What happens if the proposal is not approved at the EGM? ............................................ 13 IMPORTANT ...................................................................................................................... 13

About the Corporate Reorganization What is the purpose of the Corporate Reorganization? Inter&Co's corporate structure, following the completion of the Corporate Reorganization, aims to allow Inter to implement its business and growth strategy while ensuring compliance with the Central Bank's regulatory requirements. Central Bank regulations require that Brazilian financial institutions must have a controlling shareholder or controlling group defined and approved by the Central Bank. In addition, Brazilian corporate law does not allow companies to issue non-voting preferred shares that exceed 50% of their total capital stock. In this context, Inter's controlling shareholder currently and indirectly holds 53.1% of Inter's common shares and 8.9% of its preferred shares, with a total equity interest of 31.1%. Upon the Corporate Reorganization conclusion, Inter's controlling shareholder will control Inter&Co and, indirectly Inter, through ownership of Class B Shares, which are entitled to 10 votes per share. Due to the regulation applicable to Banco Inter, this structure is being proposed with the main purpose of allowing it to raise additional capital in the future by issuing equity instruments, especially shares, to implement its growth strategy, thus preserving the governance and control structure required by the Central Bank of Brazil. What will the corporate structure be after the operation is completed? The Corporate Reorganization: (i) will not result in a change of control of Inter; and (ii) will allow the economic interest of Inter's shareholders to be maintained in Inter & Co immediately following the Corporate Reorganization conclusion (except for the effects arising from the exercise of the Cash-Out Option or the right to withdraw by Inter's shareholders).

What is the difference between Banco Inter and Inter&Co? Inter&Co (formerly, Inter Platform, Inc.) will be the holding company of Inter group and holder, indirectly, of all the shares of Banco Inter. When the Corporate Reorganization is completed, Banco Inter will no longer have its shares traded on B3 (BIDI3, BIDI4 and BIDI11) and Inter&Co will be the company listed on American stock exchange, with BDRs traded on B3, in Brazil. What will the governance structure of Inter&Co be? Inter&Co has adopted proposals for continuous improvement of its governance. Click here to access our corporate governance commitments, which are summarized in the Material Fact released on April 15, 2022. What is the difference between this proposed Corporate Reorganization and the one proposed in November 2021? Click here to understand the difference between the two proposals. Why will Class B shares be created? It will give the controller the right to 10 votes per Class B share? Inter is subject to regulation by the Central Bank of Brazil, through which it is required to maintain defined control. The increase in the voting power of controlling shareholders within Inter&Co's new structure, through plural voting, will allow it to raise additional capital in the future through the issuance of equity instruments, particularly shares, without affecting Inter&Co's control. This structure aims to implement its growth strategy, thereby preserving the governance and control structure required by the Central Bank. After the approval of the Corporate Reorganization, what are my options as a minority shareholder? If the merger of shares is approved, Banco Inter's shareholders will be able to choose between two options below: 1. Receive Level I BDRs1 backed by Class A Shares of Inter&Co (BDR Option); or 2. Receive R$38.70 for every 6 shares of Banco Inter, which will entitle them to one HoldFin Cash Redeemable Preferred Share (Cash-out Option). 1 Inter&Co will file a Level II BDR registration request with the CVM and B3, which will be analyzed by these entities within the applicable regulatory deadlines. THE OBTAINING OF THESE REGISTRATIONS IS NOT A CONDITION FOR THE CORPORATE REORGANIZATION TO TAKE PLACE, IF APPROVED BY THE SHAREHOLDERS IN THE NEW EGM REORGANIZATION AND IF THE CONDITIONS FOR ITS IMPLEMENTATION ARE MET. Once and if the registration of the Level II BDR program is granted by CVM and B3, Level I BDRs will be automatically substituted by Level II BDRs.

Important: Only shareholders classified as "Shareholders Eligible" may choose the Cash-out Option. Eligible Shareholders are those who held shares of Banco Inter on 04/15/2022. In addition, the number of shares eligible for the Cash-out Option is limited to the number of shares held by the Eligible Shareholders on 04/15/2022. Shareholders who do not fall into this classification, and/or do not manifest themselves within the period stipulated in the Option Period, i.e., from May 13, 2022 to May 20, 2022, will necessarily receive BDRs. The Cash-Out Option payment is limited to R$1,131,189,054.60 ("Cash-Out Cap") which, if exceeded, will subject the Eligible Shareholders who elected the Cash-Out to a proration. To learn more about the Cash- Out and potential proration, please read the question "If the Cash-Out Cap is exceeded, what happens?" in this FAQ. Example 1: If on 4/15 you owned 100 shares and in the Option Period you owned 50 shares, you can ask for Cash-Out only referring to the 50 shares. Operation subject to apportionment. Example 2: If on 4/15 you owned 100 shares and in the Option Period you had 150 shares, you can request Cash-Out only for the 100 shares. Operation subject to apportionment. When should I decide on a BDR Option or Cash-out Option? Inter's shareholders will have six (6) business days as of the business day following the date of the EGM that will deliberate on the transaction, that is, from May 13, 2022 to May 20, 2022, to express their option to their broker or to Banco Bradesco, the bookkeeping agent for Banco Inter's shares and units, noting that the Cash Out Option will only be available to the Eligible Shareholders and limited to the shares held by them on April 15, 2022 ("Option Period"). After the Reorganization is completed, can I convert my BDRs into Class A Shares? Yes, after the conclusion of the Reorganization, shareholders who receive BDRs may convert them into Class A Shares. To do so, shareholders should contact their respective custody agents at B3 at any time and follow the applicable instructions and requirements. Banco Bradesco, which operates the BDR program, will not charge any fees for the conversion of BDRs into Class A Shares during the first month after the conclusion of the transaction. Shareholders should evaluate the requirements and consequences related to the ownership of Class A Shares directly with their own advisors and consultants. What is an Eligible Shareholder to receive Cash-out? How do I check if I am an Eligible Shareholder? Eligible Shareholders are those who held Banco Inter shares on 04/15/2022. In addition, the possibility of choosing the Cash-out option is limited to the number of shares held by the Eligible Shareholders on 04/15/2022.

I am an Eligible Shareholder, how can I choose the Cash-Out Option?

The Eligible Shareholder must express its choice by contacting its broker or Banco Bradesco (the bookkeeping agent for the Banco Inter shares and units), depending on the entity with which it keeps its shares registered, within the Option Period corresponding to the period of six (6) business days as of the business day following the date of the EGM that will resolve on the Reorganization, that is, from May 13, 2022 to May 20, 2022.

After the end of the Option Period, shareholders may not migrate to the BDRs Option and may not trade their Banco Inter shares and units between the end of the Option Period and the Cash-Out payment date. If the Cash-Out Option exceeds the Cap, the prohibition on trading applies only to the portion of shares corresponding to the Cash-Out.

What happens if I miss the deadline for choosing between BDRs and Cash-out or if I am not an Eligible Shareholder?

In this case it will be assumed that you have chosen the BDR Option automatically.

What is the exchange ratio to Inter&Co shares for shareholders who opt for the BDR Option? How much will each shareholder receive if they opt for the Cash-Out?

The ratio will be 6:1, that is: each lot of 6 BIDI3 shares and/or 6 BIDI4 shares and/or 2 BIDI11 units will be converted into 1 HoldFin Redeemable Preferred Share, which will be converted into 1 BDR. That is, 0.16666666667 HoldFin Redeemable Preferred Share will be delivered for each 1 (one) common or preferred share issued by Inter, and for each 2 (two) Inter units, 1 (one) HoldFin Redeemable Preferred Share will be delivered. Each BDR which, in turn, will correspond to 1 Class A Share of Inter&Co.

The amount to be disbursed, per PN Redeemable under the Cash-Out Option, will be R$38.70, which corresponds to R$6.45 per Inter common and/or preferred share.


Conversion will be subsidized by Inter for the first 30 days
1 Redeemable preferred share = 1 BDR
1 BDR = 1 Class A Share
Every 6 shares (BIDI3 and/or BIDI4) Or Every 2 BIDI11
1 redeemable preferred share
Option 1
Option 2
Cash-Out
1 redeemable preferred share = R$ 38,70 + CDI

I don't have 6 or more shares or a position that corresponds to a multiple of 6 shares. What will happen?

In this case, the fractions corresponding to the portion that does not correspond to a multiple of 6 shares will be calculated and paid (in the case of the Cash-Out option) proportionally or, in the case of the BDR option, converted into fractions of BDRs that will be agglutinated into whole BDRs, sold in the market, and the result of the sale will be attributed and paid to the shareholders according to their fractions. After the EGM is held, will the Corporate Reorganization be completed? No. For the operation to become effective, after its approval at the New Reorganization EGM the following steps will have to be completed: 1) Approval of the Corporate Reorganization by HoldFin's shareholders up to and including the date of the New Reorganization EGM; 2) (i) declaration of effectiveness by the SEC on the amendment to the registration statement submitted by Inter&Co to the SEC (currently under review by the SEC) prior to the New Reorganization EGM; (ii) no order suspending the aforementioned declaration of effectiveness; and (iii) no commencement or threat of proceedings in this regard by the SEC; 3) By the date of the New Reorganization EGM, HoldFin shall obtain a binding commitment, from one or more financial institutions, with respect to the Cash-Out Financing, in an amount sufficient to meet the Redemption of the Cash Redeemable PNs, subject to the Cash-Out Cap; 4) All conditions precedent to the disbursement of the Cash-out Financing must have been met; and 5) Homologation of the corporate acts of the New EGM Reorganization by the Central Bank of Brazil. What communication channels are available to shareholders for questions about the operation? Service dedicated to Corporate Reorganization inter@investor.morrowsodali.com Inter's Investor Relations Area: ri@bancointer.com.br (+55 31) 2138-7974. Bradesco Shares and Custody Department (bookkeeper for Inter's shares and Inter&Co BDRs): 4010.acoes@bradesco.com.br (+55 11) 3684-4522 After the Corporate Reorganization, how will Inter&Co's shareholders be serviced? Will be created an investor relations department for Inter&Co, located in the United States and Brazil. Until when can I sell my Banco Inter shares at B3 so I don't have to choose between Cash-Out or BDRs? Shareholders have up to 6 business days from the day after the date of the EGM, i.e. from 13 May 2022 to 20 May 2022, to trade their Banco Inter shares and units without having to choose between Cash-Out or BDRs.

Can I trade my Banco Inter Shares after the Cash-Out choice period? Once the Option Period has ended (i.e., up to 6 business days from the business day following the date of the EGM, from 13 May 2022 to 20 May 2022): (i) the Inter Shareholder who is in the BDRs Option may trade with his shares issued by Inter until the effective implementation of the Corporate Reorganization, when the BDRs will be delivered; and (ii) the Inter Shareholder who is a Eligible Shareholder and who has adhered to the Cash-Out Option may not trade with his shares issued by Inter, noting that: (a) the aforementioned prohibition, in case of proration, shall apply exclusively to the portion of the shares corresponding to the Cash-Out Option, as per the result of the Apportionment that may be disclosed by Inter; and, (b) with the implementation of the Corporate Reorganization, such shareholder shall receive the amount corresponding to the Cash-Out Option, subject to the proration. Can I opt for the Right of Withdraw? Shareholders who hold common shares (including in the form of units) of Banco Inter (BIDI3 and/or BIDI11) as of 05/24/2021 may choose to exercise their right of withdrawal if they voted against the approval of the Reorganization at the New Reorganization EGM or abstained from voting at the meeting. In this case, the reimbursement will be equivalent to the book asset value per share, of R$ 3.30, and the shareholder will not be able to opt for the Cash-Out and will also not receive BDRs. BDR Option What are BDRs? These are securities issued and traded in Brazil that correspond to certificates of deposit of another security held and traded abroad. Click here and learn more. I prefer the BDR option, what do I need to do? A shareholder who chooses to receive the BDRs Option does not need to manifest himself or carry out any other type of procedure. In this case, it will be assumed that the shareholder has necessarily chosen the BDR Option. I chose BDRs and changed my mind. What should I do? As long as you are a Eligible Shareholder and subject to the limit of the number of shares held by Eligible Shareholders on April 15, 2022, the shareholder has up to 6 business days from the business day following the date of the EGM, i.e., from May 13, 2022 to May 20, 2022, to change options. After this time, switching to the cash-out option will no longer be possible. To express your interest in the Cash-Out option, you should contact your broker agent or Banco Bradesco (the bookkeeping agent for Banco Inter's shares and units) according to the entity with which you keep your shares registered. How does BDR trading work? Inter's BDRs will be traded on the stock exchange (B3), similarly to the stock trading. On April 20, 2022, Inter&Co filed an application for registration as a foreign issuer and an application for registration of a Level II BDR program with the CVM and B3, which will be analyzed by those entities within the applicable regulatory deadlines. OBTAINING THESE REGISTRATIONS IS NOT A CONDITION FOR THE CORPORATE REORGANIZATION TO TAKE EFFECT, IF APPROVED BY THE SHAREHOLDERS IN THE NEW EGM REORGANIZATION AND IF THE CONDITIONS FOR ITS IMPLEMENTATION ARE MET. Once and if the

registration of the Level II BDR program is granted by CVM and B3, Level I BDRs will be automatically substituted by Level II BDRs. Do BDRs pay dividends? BDRs are deposit certificates traded at B3 that are backed by Inter Platform's Class A Shares. Accordingly, any dividends and profit distributions made by Inter Platform and attributable to the Class A Shares are payable to the holders of the BDRs. In the case of the Inter Platform BDR program, whenever Bradesco (issuer of the BDRs) receives any cash dividend or other cash distribution attributable to the BDRs, Bradesco, through the execution of an exchange contract, will convert such dividend or distribution into Brazilian Reais and will distribute the net amount so received to holders of BDRs entitled thereto, in proportion to the number of BDRs held by them. However, in the event that Inter Platform or Bradesco is obliged to withhold such cash dividend or other cash distribution an amount on account of taxes, the amount distributed to the BDR holder will be reduced accordingly. No interest or any other remuneration will be due for the period between the date on which the dividends and other cash distributions are paid abroad and the date on which the funds are credited to BDR holders in Brazil. Inter Platform intends to disclose simultaneously abroad and in Brazil the information about the payment of dividends and other cash distributions. What are my rights as a BDR holder? Click here to learn more. Do I need to declare capital gains after replacing my shares with BDRs? In our understanding, the substitution of shares by BDRs should not result in a taxable capital gain to be declared by the shareholder. It is worth mentioning that the subsequent disposal of the BDRs received by the shareholder may result in a capital gain to be taxed and declared by the shareholder (see note "Important" below). By choosing BDRs, what will happen to my current stocks? With the Corporate Reorganization, Banco Inter's shares will be wholly and indirectly held by Inter&Co. Thus, your current shares will be replaced by Inter Holding Financeira's redeemable preferred shares, which will in turn be redeemed in cash (Cash-Out) or BDRs backed by Class A Shares of Inter&Co, according to your choice. For more information about the Cash-Out and BDR options, see the question "What are my options?" in this FAQ. Can I have BDRs and Class A Shares at the same time? Yes, both BDRs and Class A Shares will be free to trade normally on B3 and American stock exchange, respectively, subject to the legal and regulatory requirements in each jurisdiction pertaining to the ownership of each of these securities. Can I cancel my BDRs to transform them into Class A Shares? Yes, for this you should follow the applicable instructions and requirements through your respective custody agents at B3 at any time. No fees will be charged by Banco Bradesco, which operates the BDR program, for this conversion of BDRs into Class A Shares during the first month after the conclusion of the operation.

Cash-out Option I prefer the Cash-out option, what do I need to do? Provided you are a Eligible Shareholder and subject to the limit of the number of shares owned by Eligible Shareholders held on 04/15/2022, you must choose the "Cash-out" option within 6 business days from the business day following the EGM that approves the transaction, i.e., from 13 May 2022 to 20 May 2022. To express your interest in the Cash-Out option, you should contact your broker or Banco Bradesco (Banco Inter's stock and unit registrar) according to the entity with which you keep your shares registered. Click here and see the step-by-step instructions for choosing this option. What happens to my Banco Inter shares and units if I opt for Cash- Out? Subject to proration, you will receive redeemable preferred shares of Inter Holding Financeira, which will be immediately redeemed for cash. In this case, you will no longer be a shareholder of Banco Inter, and you will not be a shareholder of Inter&Co, nor a holder of BDRs. Will there be a Cap for the Cash-Out payment to shareholders? Yes, the Cash-Out Cap was set at R$1.13 billion. If the Cash-out limit of R$1.13 billion is exceeded, what happens? If this option exceeds the limit of R$1.13 billion, the total to be distributed will be made pro-rata among all who requested it. In this case, the Eligible Shareholders will automatically receive (i) the Redeemable PNs corresponding to the Cash-Out Option, proportionally prorated among them, so that, in any case, the maximum disbursement will be equivalent to the Cash-Out Cap; and (ii) Redeemable PNs in BDRs backed by Class A Shares, in an amount apt to complement the balance of the Cash-Out Option not met due to the prorating. In case of apportionment, the Inter will inform the market of the result of the Apportionment of such shares up to two (2) Business Days after the end of the term for the Cash-Out Option. If I choose the Cash-Out option, will I receive the total requested? Maybe. If this option exceeds the Cash-Out Cap, the total to be distributed will be done pro-rata among all who have requested it. The difference between the amount requested and the amount distributed will be delivered in the form of BDRs. If the option does not exceed this amount, you will receive the total amount requested. In case of proration, Inter will inform the market about the result of the proration of such shares until two (2) Business Days after the end of the term for adhesion to the Cash-Out Option, that is, until 24 May 2022. I chose Cash-Out and changed my mind. What to do? The Eligible Shareholder has up to 6 business days from the business day following the date of the EGM to switch options, i.e., from 13 May 2022 to 20 May 2022. After this period, the switch to the BDRs option will no longer be possible and the Delinquent Shareholder will still be subject to the proration, if applicable.

When and where will I receive the Cash-Out? The expected date for receipt of the Cash-Out amount (subject to proration) is June, 14, 2022. You will receive the amount in your current account registered with your broker. If I choose Cash-out, will there be any taxation on capital gains? Yes, our understanding is that any capital gain calculated by the shareholder who opts for the Cash-out, understood as the positive difference between the amount to be received by the shareholder and its respective acquisition cost, will be subject to income tax and any other taxes, in accordance with the legal and regulatory rules applicable to each category of investor (see note "Important" below). Class A Shares traded directly on American stock exchange Can I migrate directly to Class A Shares without going through BDRs? No. During the Corporate Reorganization process, you will receive redeemable preferred shares of Inter Holding Financeira, which will be immediately redeemed upon the delivery of BDRs (if you have chosen to do so). After receiving the BDRs, you may cancel the BDRs and hold Class A Shares directly. In this case, you must follow the procedures and observe the requirements in each jurisdiction for the cancellation of BDRs and direct ownership of Class A Shares. Likewise, if you hold Class A Shares directly, you may also request the issuance of the corresponding BDRs in Brazil, which will be traded on B3. Outside of the Corporate Reorganization process, you can always buy Class A Shares directly as long as your broker firm that offers American stock exchange investment service, and you meet any requirements for doing so. During the first 30 days of BDR trading at B3, Inter&Co will subsidize all conversion fees. After this period, the costs will be borne by the shareholder. How can I buy Class A Shares? To buy Class A Shares, you only need to have an account with a broker that offers international trading and meets the necessary requirements. Will there be Income Tax incidence on the cancellation of BDRs to receive Class A Shares by the individual shareholder residing in Brazil? In our best understanding, no. Based on the provisions of SRF Declaratory Act 25/00, our understanding is that income tax should only be levied on gains obtained from the sale of shares abroad resulting from the cancellation of BDRs, when the holders are Brazilian investors (individuals and corporations). In the cancellation of BDRs, there is no foreign exchange transaction subject to IOF (see note "Important" below). What is the deadline for converting BDRs into Class A Shares and vice-versa? The shareholder may do so at any time, but the subsidy of the fees offered by Inter for the conversion of the BDRs into Class A Shares will only occur in the first 30 days of trading of the BDRs at B3.

If I choose the Cash-Out, can I continue trading my stocks normally? No. Inter's Shareholder that is a Eligible Shareholder and that has adhered to the Cash-Out Option may not trade with its shares issued by Inter, provided that: (a) said prohibition, in the event of Apportionment, shall apply exclusively to the portion of the shares corresponding to the Cash-Out Option, as per the result of the Apportionment that may be disclosed by Inter; and, (b) with the implementation of the Corporate Reorganization, such shareholder shall receive the amount corresponding to the Cash-Out Option, subject to the Apportionment. Questions about the Extraordinary General Meeting What will be the date of the New Reorganization EGM? Provided the installation quorum of 2/3 of Inter's total capital and 20% of the outstanding shares is observed, the EGM will be held on first call on May 12 at 10h30 (Brazilian time), exclusively digitally. The New EGM Reorganization depends on the declaration of effectiveness by the SEC on the amendment to the registration statement submitted by Inter &Co to the SEC and currently under review by the SEC. If this declaration of effectiveness does not occur before the New EGM Reorganization, Inter will cancel or postpone the date for the New EGM Reorganization. Who can vote in the EGM? All holders of Outstanding Shares issued by Inter, including preferred shares and those underlying the deposit certificates issued by Inter (units), will be entitled to vote on all matters on the agenda of the New Reorganization EGM. For the installation of the New Reorganization EGM, the presence, on first call, of shareholders representing at least 2/3 of Inter's capital stock and 20% of the outstanding shares will be required, and, on second call, the meeting will be installed with any number of shareholders. How can I participate? For more information on how to participate, click here. To access the Call Notice, which contains all information about access to the New AGE Reorganization, quorums of deliberation, documents necessary for participation, and other information, click here. What do I need to do to participate in the EGM? The shareholder needs to register on the digital platform where the New Reorganization EGM will be held on or before 10 May 2022 (inclusive) by clicking here. After filling out the form, the shareholder will receive an email with instructions to complete the accreditation on the platform with the inclusion of the necessary documentation for participation in the New Reorganization EGM. The list of documents can be accessed in the Participation Manual, by clicking here. After sending the documentation and completing the accreditation, the shareholder will receive an e-mail with instructions to access the platform, with an individual invitation per accredited shareholder.

I tried to register but I didn't receive the individual invitation. What do I need to do? If a registered Shareholder does not receive an individual invitation to attend the Meeting up to three (3) hours before the Meeting is scheduled to begin, and if it has registered, it should contact the Governance Department or the Investor Relations Department at governancacorporativa@bancointer.com.br, with a copy to ri@bancointer.com.br, no later than three (3) hours before the Meeting is scheduled to begin. What happens if I don't participate in the EGM? It is very important that the shareholders participate in the EGM. In any event, even if the shareholder does not participate and the Reorganization is approved and completed, all Eligible Shareholders will be able to opt for the Cash-Out or BDRs option within the Option Period. What happens if the proposal is not approved at the EGM? If the proposal is not approved by the shareholders at the New Reorganization EGM, the transaction will not be carried out. Banco Inter S.A. will remain listed on B3 and there will be no delivery of redeemable shares issued by Inter Holding Financeira, with each shareholder remaining, therefore, with its shareholding position in Banco Inter. IMPORTANT Each investor should consult its advisors about the applicable taxes and is responsible for the payment of the applicable taxes, provided that the law does not assign the responsibility for withholding and payment of taxes to another party. If any of the companies of the Inter group are required by law to withhold and pay taxes owed by shareholders in connection with the reorganization, the shareholders will be informed in due course how to pay the taxes. Considering the complexity and the lack of clarity of the tax legislation in many points, we do not rule out the possibility of the investor having a different understanding about the tax issues pointed out above, and we are not responsible for any different understanding of the Internal Revenue Service as to how capital gains are taxed by the shareholder. Non-Resident Investors: due to HoldFin's tax liability, Withholding Income Tax ("IRRF") will be withheld on any capital gains, in accordance with the legal and regulatory rules applicable to each investor. The capital gain will correspond to the positive difference, if any, between (i) the equity value of the BDRs delivered under the BDR option or the amount received under the Cash-Out option; and (ii) the acquisition cost of the Inter shares. Any withholding income tax withheld and collected by HoldFin will be deducted from the amount due to such shareholders, who will be required to inform the amounts related to the acquisition costs of the Inter shares. ADDITIONAL INFORMATION TO US INVESTORS: This document is being released in connection with the proposed Corporate Reorganization involving Inter and Inter&Co. In connection with the Corporate Reorganization, Inter&Co has filed with the SEC a registration statement for the Inter&Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as well as other filings containing information on the Inter&Co and the Corporate Reorganization are available free of charge on SEC's website (www.sec.gov).